Laura A. Berezin +1 650 843 5128 lberezin@cooley.com	By EDGAR and courier

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Vir Biotechnology, Inc.

in connection with Draft Registration Statement on Form S-1 (CIK No. 0001706431)

August 7, 2019

Irene Paik

Mary Beth Breslin

Ibolya Ignat

Angela Connell

Office of Healthcare & Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vir Biotechnology, Inc.

Draft Registration Statement on Form S-1

Submitted June 27, 2019

CIK No. 0001706431

Dear Mses. Paik, Breslin, Ignat and Connell:

On behalf of Vir Biotechnology, Inc. (“Vir” or the “Company”) we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 25, 2019 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on June 27, 2019 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 1. For the Staff’s reference, we have included two copies of DRS Amendment No. 1 marked to show all changes from the DRS.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

August 7, 2019

Draft Registration Statement on Form S-1 submitted June 27, 2019

Prospectus Summary

Our Development Pipeline, page 2

1.

Please revise the pipeline chart to remove the dashed arrow indicating a planned combination trial expected to commence in Phase 2 in 2020 or to identify the immunomodulatory agent(s) that will be tested in combination with VIR-2218. To the extent you have not identified the immunomodulatory agent(s) or the immunomodulatory agent has not received regulatory approval, it is premature to include this combination therapy in your pipeline chart.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 75, 94 and 108 of DRS Amendment No. 1 to remove the dashed arrow from the pipeline chart.

Implications of Being an Emerging Growth Company, page 5

2.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company advises the Staff that it has commenced “testing the waters” meetings with potential investors. Accordingly, the Company is supplementally providing to the Staff copies of the presentations that the Company has used in these meetings with qualified institutional buyers or institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

Use of Proceeds, page 65

3.

Please revise your disclosure to clarify whether you will be able to complete the VIR-2218 Phase 1/2 clinical trial with the net proceeds from the offering, together with existing cash, cash equivalents and short-term investments. If any material amounts of other funds are necessary, please disclose the amount of funds needed to complete the Phase 1/2 clinical trial. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 65 of DRS Amendment No. 1 to clarify that it expects to be able to complete the VIR-2218 Phase 1/2 clinical trial with the net proceeds from the offering, together with existing cash, cash equivalents and short-term investments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Years Ended December 31, 2017 and 2018

Research and Development Expenses, page 85

4.	Please revise to disclose your research and development expenses for each period by product candidate. If such costs are not tracked by product candidate, please disclose that fact.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

August 7, 2019

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 82 of DRS Amendment No. 1 to disclose that it does not track research and development expenses by product candidate.

Critical Accounting Polices and Estimates

Stock-Based Compensation, page 90

5.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances, and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price range has been determined.

Business

Antibody Platform, page 98

6.

We note your disclosure that anti-Ebola virus mAb114 was identified by your scientists using your technology in collaboration with the NIH and others and that it is currently being developed by Ridgeback Biotherapeutics LP and the NIH. Please tell us how Ridgeback Biotherapeutics LP and the NIH attained rights to develop mAb114 and why you are not involved in the development of the product candidate.

Response: The Company acknowledges the Staff’s comments, and advises the Staff that the Company’s subsidiary, Humabs BioMed SA (“Humabs”), identified mAb114 in collaboration with the National Institute of Allergy and Infectious Diseases, an institute of the National Institutes of Health (collectively, the “NIH”), the Institute for Research in Biomedicine and other third parties. Humabs determined not to pursue a sublicense opportunity to develop mAb114 and it granted an exclusive license, with the right to sublicense, as to Humabs’ rights in the intellectual property to the NIH (other than rights Humabs retained for research purposes). Thereafter, the NIH entered into an agreement with Ridgeback Biotherapeutics LP regarding the development of mAb114.

Development Programs, page 108

7.

We note your disclosure on pages 119 and 120 that the manufacture and development of VIR-1111 for HIV and VIR-2020 for TB, respectively, are funded by the Bill & Melinda Gates Foundation. Noting your disclosure on page 129 that the grant agreements for your HIV and TB programs expire on June 30, 2020 and your disclosure on page 65 that you expect your current grants will fund the manufacture and “early clinical development of VIR-1111 and VIR-2020,” please revise your disclosure to clarify whether the Bill & Melinda Gates Foundation grants will fund the development of VIR-1111 and VIR-2020 through regulatory approval.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 103, 119 and 120 of DRS Amendment No. 1 to clarify that it expects that the current grants from the Bill & Melinda Gates Foundation will fund the early clinical development of VIR-1111 and VIR-2020.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

August 7, 2019

Functional Cure for HBV, page 108

8.

We note your disclosure on page 109 that initial data demonstrate an approximately 30-fold reduction in HBsAg at Week 12 in the three patients who have received two 50 mg doses of VIR-2218. We also note that according to your chart on page 111, the trial design calls for four chronic HBV patients in the 50 mg x 2 cohort. Given your statement on page 112 that Part B chronic HBV patients in the 50 mg cohort have completed dosing, please revise your disclosure to clarify whether a fourth patient has completed dosing, and if so, describe the data collected to date. Furthermore, where you discuss the results of this trial in the Summary, please expand to also disclose the size of the trial.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 109 and 111–112 of DRS Amendment No. 1.

Vaccine for HIV Prophylaxis, page 117

9.

We note that VIR-1111 is a proof of concept vaccine and that changes to the vaccine antigen from HIV will be required before subsequent phases of clinical development. Please expand your disclosure to discuss how changes to the vaccine antigen may impact the timing of regulatory approval of this product candidate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 118 of DRS Amendment No. 1.

Our Collaboration, License and Grant Agreements, page 120

10.

Please revise your description of each applicable agreement in this section to disclose when the patents underlying the royalty terms are expected to expire and to quantify the “specified number of years” portion of the duration of royalty obligations. Please note that we consider the royalty term to be a material term of an agreement that should be disclosed in the registration statement. In addition, we note that your disclosure currently states that the upper range of some of the royalty obligations is in the “low double-digits.” Please revise your disclosure to provide a range that does not exceed ten percent (e.g., between twenty and thirty percent).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 77–78, 121–127 and F-25–F-26 of DRS Amendment No. 1.

In response to the Staff’s portion of comment related to the disclosure of when the patents underlying the royalty terms of each applicable agreement are expected to expire, the Company respectfully advises the Staff that intellectual property licensed under each applicable agreement is still evolving and under development, and the Company (in collaboration with its third parties) expects to continue to file patents and patent applications under each applicable agreement. Given that such intellectual property rights are expected to continue to evolve and develop, the Company believes that such disclosure would not accurately reflect the anticipated royalty terms, would not materially enhance an investor’s understanding of the applicable agreements and may be potentially misleading. Furthermore, the Company believes that its disclosure of the “specified number of years” portion of the duration of royalty obligations, as disclosed on pages 121–127 and F-25–F-26 of DRS Amendment No. 1, will provide investors with more useful, current and accurate information about the royalty terms under the applicable agreements.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

August 7, 2019

11.

We note your disclosure regarding the Visterra Agreement on page F-27. Please disclose the material terms of this agreement, including the intellectual property and technology licensed, rights and obligations of the parties, milestone payment and royalty obligations and termination provision and file the agreement as an exhibit to the registration statement. Alternatively, please tell us why you do not believe this is required. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comments and advises the Staff that the Company analyzes each of its agreements for materiality when it enters into the agreement and periodically thereafter. The Company respectfully advises the Staff that it does not believe that its collaboration, license and option agreement with Visterra, Inc. (“Visterra” and the agreement, the “Visterra Agreement”), is a material contract under Item 601(b)(10) of Regulation S-K. The Company’s consideration of Item 601(b)(10) of Regulation S-K is summarized below. [***]

Item 601(b)(10)(i) of Regulation S-K defines a “material contract” as a contract made outside of the ordinary course of business which is material to the registrant. Item 601(b)(10)(ii) of Regulation S-K states that “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.” Because the Visterra Agreement is a license of intellectual property rights, and the Company’s business principally relates to the treatment and prevention of serious infectious diseases, the Company believes that the Visterra Agreement is the type of agreement that ordinarily accompanies its business. Furthermore, the Company advises the Staff that the Visterra Agreement does not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K.

In particular, Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent” or constitutes “any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” The Company respectfully submits that the Company’s business is neither “substantially dependent” on the Visterra Agreement nor dependent on such agreement to a material extent. The Visterra Agreement is not required for the conduct of the Company’s core business, and importantly the Company [***]. The agreement does not involve a license to, or an encumbrance on, the Company’s intellectual property supporting its planned product development efforts. The licensed intellectual property is not being utilized in the development of any of the Company’s five product candidates or any of the Company’s technology platforms disclosed in DRS Amendment No. 1. [***] the Visterra Agreement does not constitute an agreement upon which the Company’s business is substantially dependent or depends on to a material extent.

For the foregoing reasons, the Company believes that the Visterra Agreement is not required to be filed as a material agreement under Item 601(b)(10) of Regulation S-K. The Company has similarly not disclosed the terms of the agreement in its business section. The Company advises the Staff that it will continue to evaluate in future periods whether the Visterra Agreement satisfies the definition of a “material contract” under Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 133

12.

For each patent that you own, license or intend to apply for, please describe the type of patent protection represented by the application, such as composition of matter, use or process. In addition, please expand your disclosure regarding the patents you own relating to VIR-2218 to include the type of patent protection you have, expiration dates and jurisdictions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 133–138 of DRS Amendment No. 1.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

August 7, 2019

General

13.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company advises the Staff that it does not intend to use any graphic, visual or photographic information in the prospectus other than the Company’s logo (located on the outside front and back covers of the prospectus) and tabular and other graphics that are presently included in DRS Amendment No. 1. If the Company determines that it will include any additional graphic, visual or photographic information, it will promptly provide such information to the Staff in an amendment or on a supplemental basis. The Company respectfully acknowledges that the Staff may have further comments regarding any such information.

*    *     *

Please contact me at (650) 843-5128, Charles Kim at (858) 550-6049 or Kristin VanderPas at (415) 693-2097 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	George Scangos, Ph.D., Vir Biotechnology, Inc.

Howard Horn, Chief Financial Officer, Vir Biotechnology, Inc.

Irene Pleasure, VP, Intellectual Property & Associate General Counsel, Vir Biotechnology, Inc.

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Brian J. Cuneo, Latham & Watkins LLP

B. Shayne Kennedy, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com